Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

GKN plc PO Box 55 lpsley House lpsley Church Lane Redditch Worcestershire, B98 0TL England T +44 (0)1527 517715 F +44 (0)1527 517700

22nd March 2018

Dear Shareholder,

I am writing to reiterate why your Board had no hesitation in unanimously rejecting Melrose’s revised offer for GKN, and why we urge you to do the same.1 If you agree with your Board, you do not need to do anything; do not complete any form of acceptance or respond to any correspondence from Melrose or its advisers. With this letter, I enclose a circular in response to Melrose’s revised offer, as required bid Rule 32.6 of the City Code on Takeovers and Mergers.

We firmly believe our new strategy is the right one to maximise shareholder value
As we have laid out clearly over the last few weeks, we believe that your new management team has the right strategy to maximise the value of your company. By separating our Aerospace and Driveline businesses, we plan to create two companies able to deliver world class financial performance. We are confident that through this separation and Project Boost, we will create far greater value for you than the Melrose offer.

The attractive combination of GKN Driveline and Dana accelerates the delivery of our strategy and we believe this will bring significant synergies through the creation of a world leading driveline business, which are over and above the GKN Driveline Project Boost target. Dana has also announced that it will seek a standard listing on the London Stock Exchange, enabling more GKN shareholders to benefit from the significant value creation we believe this combination will deliver.

Once GKN’s world class Aerospace business becomes a standalone company, we expect it to positively re-rate in line with peers, further increasing its value beyond that created by Project Boost. Furthermore, our strategy is designed to put the standalone Aerospace business on a firm financial footing.

Following the Dana transaction and the binding agreement reached with the UK pension trustees, GKN has agreed actions to:

•	Wholly eliminate the UK IAS 19 deficit;

•	Approximately halve the pension liabilities of the group’s schemes to enable GKN Aerospace to operate with pension schemes that have been right-sized in proportion to its EBITDA; and

•	Adopt an investment strategy to substantially reduce the future volatility of the remaining UK schemes.

Finally, we are progressing with the disposals of our non-core businesses over the next 12 to 18 months and plan to return up to £2.5bn in cash to our shareholders over the next three years.

We believe Melrose’s offer is wholly inadequate in comparison to the value creation potential inherent in this strategy.

Reject Melrose’s offer and do not complete any form of acceptance
Airbus has publicly stated its significant concerns about GKN being owned by a company with a short-term investment horizon. We believe that Airbus is right to be concerned about such an approach and the comments from Airbus reinforce our firmly held belief that Melrose is not an appropriate owner of GKN. Indeed, throughout this process, Melrose has shown itself to be an unsuitable steward of your company with no long term plan.

We ask you for your support as we continue to transform GKN. Allow our new leadership team to run your company, to remove the uncertainty for our customers and employees, and to maximise the full potential of our world class businesses for your benefit.

Do not complete any form of acceptance from Melrose or its advisers

Yours sincerely

Mike Turner CBE, Chairman of GKN

GKN plc is registered in England & Wales No. 4191106
Registered office: PO Box 55, lpsley House, lpsley Church Lane,
Redditch, Worcestershire B98 0TL, England

1 Please remember: based on the current timetable, if you accept Melrose’s offer you will not be able to withdraw your acceptance.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately seek your own professional advice from your stockbroker, solicitor, accountant or other appropriately qualified independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are taking advice in the United Kingdom of Great Britain and Northern Ireland (the “UK”) or, if you are taking advice in a territory outside of the UK, from an appropriately authorised independent financial adviser. All holders of ordinary shares in GKN plc (“GKN Shareholders”) (“GKN Shares”) (“GKN”) are advised to consult their professional advisers regarding their own tax position.
NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
If you have sold or otherwise transferred all of your GKN Shares (other than pursuant to the offer (as revised) made by Melrose Industries PLC (“Melrose”) to acquire all of the GKN Shares (other than any GKN Shares held by Melrose and its subsidiary undertakings from time to time) (the “Offer”)), you should at once forward this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. This document should not, however, be forwarded or transmitted in, into or from any jurisdiction where to do so would constitute a breach of the relevant laws in such jurisdiction. If you have sold or transferred part only of your holding you should retain this document and contact your stockbroker, bank or other agent through which the sale or transfer was effected immediately.
Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority (“FCA”) in the UK, is acting exclusively as joint financial adviser to GKN and no one else in connection with the Offer and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the Offer or any other matter referred to in this document.
J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised in the UK by the Prudential Regulation Authority (“PRA”) and regulated in the UK by the PRA and FCA. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for GKN and no one else in connection with the Offer and will not regard any other person as its client in relation to the Offer or any other matter referred to in this document and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to the Offer or any other matter referred to herein.
UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the UK. UBS is acting as joint financial adviser to GKN and no one else for the purpose of the consideration of the Offer and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the Offer.
Each of Gleacher Shacklock, J.P. Morgan Cazenove and UBS has given and has not withdrawn its written consent to the inclusion of the references to its name in this document in the form and content in which they appear.
The release, publication or distribution of this document in, into or from jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes who are not resident in the UK should inform themselves about, and observe, any applicable restrictions. GKN Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.
Under the terms of the Offer, if you are a US holder of GKN Shares, you may not be permitted to accept the Offer.
This document has been prepared for the purposes of complying with the City Code on Takeovers and Mergers (the “City Code”) and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws or regulatory requirements of jurisdictions outside the UK. The statements contained in this document are not to be construed as legal, business, financial or tax advice.
FORWARD LOOKING STATEMENTS This document contains forward-looking statements which: (i) are made in good faith based on the information available on the date hereof; and (ii) may include statements about expected effects of the proposed combination of GKN’s Driveline business and Dana Incorporated (“Dana”) (the “Transaction”), its anticipated timing and benefits, GKN’s and Dana’s anticipated standalone financial results, the financial condition, results of operations and businesses and achievements of GKN, and all other statements that are not historical facts. It is believed that the expectations reflected in any such statements are reasonable, but they are based on assumptions that may be affected by risks and uncertainties, inherent in any forward-looking statement, which could cause actual results to differ materially from those currently anticipated, including: the occurrence of circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Transaction and other risks related to closing, including the parties’ abilities to obtain relevant shareholder or regulatory approvals; the ability of the parties to successfully integrate the businesses post- closing and to realise anticipated synergies and other expected benefits; the effects of government regulation on GKN’s or Dana’s businesses; potential litigation in connection with the Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. GKN, Dana and Dana plc disclaim any obligation to update publicly any forward-looking statements to reflect subsequent events.
IMPORTANT INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the Transaction. The Transaction will be submitted to a vote of Dana’s and GKN’s respective shareholders. It is intended that: (i) Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary  shares to be issued in the Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy“), and Dana will mail the Proxy to its stockholders and file other relevant documents with the SEC; and (ii) GKN will mail a circular to its shareholders (the “Circular”) containing details of the Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS AND PROXY AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, which will be available free of charge at the SEC’s website, http://www .sec.gov, and on GKN’s and Dana’s Investor Relations Website, respectively.
CERTAIN INFORMATION REGARDING PARTICIPANTS GKN and Dana, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Transaction. Information about the directors and executive officers of: (i) GKN is set forth in GKN’s Annual Report and Accounts 2016; and (ii) Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders. The Prospectus, the Proxy and the Circular may also include additional information regarding the interests of such participants.
NO PROFIT FORECASTS OR ESTIMATES Unless expressly stated to the contrary, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings for GKN or earnings per GKN Share, as appropriate, for the current or further financial years would necessarily match or exceed the historical published earnings for GKN per GKN Share.
In accordance with Rule 27.2(d) of the City Code, the directors of GKN (the “Directors”) confirm that: (i) the estimate for the RRSP derived net cash inflow for the year ended 31 December 2017 (the “Cash Flow Estimate”); (ii) the forecast for the RRSP derived net cash inflow for the year ending 31 December 2018 (the “Cash Flow Forecast”);and (iii) the forecast for the RRSP derived net cash inflow for the years ending 31 December 2019-2055 (the “Long Run Cash Flow Forecast”), each of which as set out in the announcement made by GKN entitled “GKN Aerospace: Generating value for decades to come” on 27 February 2018 (the “GKN Aerospace Announcement”),remain valid. Each of KPMG LLP (“KPMG”), Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast (as set out in Parts 8 and C of Appendix 2 to the GKN Aerospace Announcement) continues to apply .
QUANTIFIED FINANCIAL BENEFITS STATEMENTS Unless expressly stated to the contrary, no statement in this document is intended as a quantified financial benefits statement. In accordance with Rule 27.2(d) of the City Code, the Directors confirm that each of: (i) the quantified financial benefits statement arising in connection with GKN’s new strategy and transformation plan along with its cash improvement initiative as set out in Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website) (the “GKN Strategy Announcement”)(together, the “Boost Quantified Financial Benefits Statement”);and (ii) the quantified financial benefits statement arising in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Transaction as set out in Appendix 3 to the announcement dated 9 March 2018 made by GKN entitled “Proposed Combination of GKN Driveline and Dana” (a copy of which is available on the GKN website) (the “Proposed Combination Announcement”), (together, the “Synergies Quantified Financial Benefits Statement”), remain valid.
Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts 8 and C of Appendix 2 to the GKN Strategy Announcement) continues to apply. Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement (as set out in Parts 8 and C of Appendix 3 to the Proposed Combination Announcement) continues to apply.
The Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement are the responsibility of GKN and the Directors.
OTHER INFORMATION Certain figures included in this document have been subject to rounding adjustments.
Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously  been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.
Each of the Directors accepts responsibility for the information contained in this document. To the best of the Directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information.
A copy of this document is and will be available free of charge, subject to certain restrictions relating to persons in any jurisdiction where release, publication or distribution of this document would constitute a violation of the securities laws of such jurisdiction, for inspection on GKN’s website at www.gkn.com while the Offer remains open for acceptance. The contents of the website www.gkn.com are not incorporated into, and do not form part of, this document.
You may request a copy of this document and any information incorporated into it by reference to another source in hard copy form by writing to PO BOX 55, lpsley House, lpsley Church Lane, Redditch, Worcestershire, B98 0TL or by contacting the Company Secretary at company.secretarial(a)gkn.com or on +44 (0)1527 517715 during normal business hours. Your request should specify your name and your postal address. A hard copy of this document will not be sent to you unless you so request it.
You may also request that all future documents, announcements and information sent to you in relation to a possible offer for the entire issued and to be issued share capital of GKN should be sent to you in hard copy form, again by writing to the postal or email addresses set out above or by calling the telephone number above. Your request should specify your name and your postal address.
Please be aware that addresses, electronic addresses and certain information provided by GKN Shareholders, persons with information rights and other relevant persons for the receipt of communications from GKN may have been or may be provided to Melrose during the Offer Period as required under Section 4 of Appendix 4 of the City Code.
If you are a GKN Shareholder, by now you should have received the revised offer document from Melrose containing details of the Offer. Copies of certain announcements and documents relating to the Offer may be viewed on the Melrose website at www.melroseplc.net.